UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PENSKE AUTOMOTIVE GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
3.5% SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2026
(Title of Class of Securities)
909440AG4 and 909440AH2
(CUSIP Number of Class of Securities)
Shane M. Spradlin
Executive Vice President and General Counsel
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, Michigan 48302-0954
(248) 648-2500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:

Valerie Ford Jacob, Esq.	Michael J. Schiavone, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP	Shearman & Sterling LLP
One New York Plaza	599 Lexington Avenue
New York, New York 10004	New York, New York 10022
(212) 859-8000 (Phone)	(212) 848-4000 (Phone)
(212) 859-4000 (Fax)	(212) 848-7179 (Fax)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$239,853,000	$17,102

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $235,150,000 aggregate principal amount of the issuer’s 3.5% Senior Subordinated Convertible Notes due 2026 at the tender offer price of $1,020 per $1,000 principal amount of such Convertible Notes.

(2)	The amount of the filing fee was calculated at a rate of $71.30 per $1,000,000 of transaction value.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing Party: Not applicable. Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Penske Automotive Group, Inc., a Delaware corporation (the “Company”), to purchase any and all of its issued and outstanding 3.5% Senior Subordinated Convertible Notes due 2026 (the “Convertible Notes”) for cash, at a purchase price equal to $1,020 per $1,000 principal amount of Convertible Notes (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 6, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal. The Company’s obligation to accept for payment, and to pay for, any Convertible Notes validly tendered pursuant to the Offer is subject to satisfaction of all the conditions described in the Offer to Purchase. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Schedule TO incorporates by reference certain sections of the Offer to Purchase specified below in response to Items 1 through 13, except those items to which information is specifically provided herein. The Offer to Purchase is filed as Exhibit (a)(1)(i) hereto.
Item 1. Summary Term Sheet.
     The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information
     (a) Name and Address. The issuer is Penske Automotive Group, Inc., a Delaware corporation, with its principal executive offices located at 2555 Telegraph Road, Bloomfield Hills, Michigan 48302-0954; telephone number (248) 648-2500.
     (b) Securities. The subject class of securities is the Company’s 3.5% Senior Subordinated Convertible Notes due 2026. As of May 6, 2010, there was $235,150,000 aggregate principal amount of Convertible Notes outstanding.
     (c) Trading Market and Price. The Convertible Notes are not listed on any national securities exchange and there is no established trading market for the Convertible Notes and trading in the Convertible Notes has been limited. The common stock into which the Convertible Notes are convertible trades on the New York Stock Exchange under the symbol “PAG”. The information set forth under “Market Information About the Convertible Notes” in the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     (a) Name and Address. This is an issuer tender offer made by the fling person and subject company, Penske Automotive Group, Inc., a Delaware corporation, with its principal executive offices located at 2555 Telegraph Road, Bloomfield Hills, Michigan 48302-0954; telephone number (248) 648-2500.
     The following table sets forth the names of each of the executive officers, directors and controlling persons of the Company. The business address and telephone number of each person set forth below is c/o Penske Automotive Group, Inc., 2555 Telegraph Road, Bloomfield Hills, Michigan 48302-0954; telephone number (248) 648-2500.

Name	Position
Roger S. Penske	Chairman of the Board and Chief Executive Officer
Robert H. Kurnick, Jr.	President
Robert T. O’Shaughnessy	Executive Vice President & Chief Financial Officer
Calvin C. Sharp	Executive Vice President—Human Resources
Shane M. Spradlin	Executive Vice President, General Counsel & Secretary
John D. Barr	Director
Michael R. Eisenson	Director
Hiroshi Ishikawa	Director
William L. Lovejoy	Director
Kimberly J. McWaters	Director
Lucio A. Noto	Director
Richard J. Peters	Director
Ronald G. Steinhart	Director
H. Brian Thompson	Director
Penske Corporation	N/A

Item 4. Terms of the Transaction.
     (a) Material Terms.
     (1) Tender Offers.
          (i) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Impact of the Offer on Rights of the Holders of the Convertible Notes” is incorporated herein by reference.
          (ii)-(iii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet”, “The Offer—Introduction”, “The Offer—Consideration; Accrued Interest” and “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.
          (iv) Not applicable.
          (v) The information set forth in the Offer to Purchase in the section entitled “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.
          (vi)-(vii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Procedures for Tendering and Withdrawing Convertible Notes” is incorporated herein by reference.
          (viii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet”, “Procedures for Tendering and Withdrawing Convertible Notes— Withdrawal of Tenders; Absence of Appraisal Rights,” “Acceptance for Payment and Payment” and “Conditions to the Offer” is incorporated herein by reference.
          (ix) Not applicable.
     (x) The information set forth in the Offer to Purchase in the section entitled “Impact of the Offer on Rights of the Holders of the Convertible Notes” and “Additional Considerations Concerning the Offer” is incorporated herein by reference.
     (xi) Assuming the Offer is completed and all outstanding Convertible Notes are repurchased, we expect to repurchase approximately $235.2 million principal amount of the Convertible Notes, which have a book value, net of debt discount, of $224.7 million for $241.9 million, including accrued interest and anticipated fees and expenses. We expect to allocate $16.3 million of the total consideration to the reacquisition of the equity component of the Convertible Notes and write off $1.0 million of unamortized deferred financing costs. As a result, the Company expects to record a $1.3 pre-tax gain in connection with the repurchases.
     (xii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Certain Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.
     (2) Mergers or Similar Transactions.
     (i)-(vii) Not applicable.
     (b) The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference. To the Company’s knowledge based on reasonable inquiry, no Convertible Notes are owned by any officer, director or affiliate of the Company.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities.

     The Company has entered into the following agreements with respect to its common stock, $0.0001 par value per share:
(1) Amended and Restated Penske Automotive Group, Inc. 2002 Equity Compensation Plan. Previously filed as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference.
(2) Form of Restricted Stock Agreement. Previously filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, and incorporated herein by reference.
(3) Amended and Restated Penske Automotive Group, Inc. Non-Employee Director Compensation Plan. Previously filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference.
(4) Penske Automotive Group, Inc. Amended and Restated Management Incentive Plan. Previously filed as Exhibit 10.26 to the Company’s Registration Statement on Form S-1 filed on January 21, 2010, and incorporated herein by reference.
(5) Registration Rights Agreement between the Company and Penske Automotive Holdings Corp., dated as of December 22, 2000. Previously filed as Exhibit 10.26.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
(6) Second Amended and Restated Registration Rights Agreement among the Company, Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc., dated as of March 26, 2004. Previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 26, 2004, and incorporated herein by reference.
(7) Stockholders Agreement among Penske Automotive Holdings Corp., Penske Corporation and Mitsui & Co., Ltd. and Mitsui & Co. (USA), Inc., dated as of March 26, 2004. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 26, 2004, and incorporated herein by reference.
(8) Amended and Restated Stock Option Plan, dated as of December 10, 2003. Previously filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and incorporated herein by reference.
(9) Amended and Restated Penske Automotive Group 401(k) Savings and Retirement Plan dated as of March 3, 2009. Previously filed as Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference.
(10) Amendment No. 1 dated December 12, 2009 Amended and Restated Penske Automotive Group 401(k) Savings and Retirement Plan. Previously filed as Exhibit 10.26 to the Company’s Registration Statement on Form S-1 filed on January 21, 2010, and incorporated herein by reference.
     The Company has entered into the following agreements in connection with the Convertible Notes:
(1) Indenture regarding the Company’s 3.5% Senior Subordinated Convertible Notes due 2026, dated as of January 31, 2006, by and among the Company, as Issuer, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, National Association (formerly The Bank of New York Trust Company, N.A.), as trustee. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 2, 2006, and incorporated herein by reference.
(2) Form of 3.50% Senior Subordinated Convertible Notes due 2026. Previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on February 2, 2006, and incorporated herein by reference.
(3) Amended and Restated Supplemental Indenture regarding the Company’s 3.5% Senior Subordinated Convertible Notes due 2026, dated as of February 19, 2010, by and among the Company, as Issuer, and certain of its domestic subsidiaries, as Guarantors, and The Bank of New York Mellon Trust Company, National Association, as trustee. Previously filed as Exhibit 4.1.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.

     The Company has entered into the following agreements in connection with other securities of the Company:
(1) Indenture regarding the Company’s 7.75% Senior Subordinated Notes due 2016, dated December 7, 2006, by and among the Company, as Issuer, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, National Association, as trustee. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 12, 2006, and incorporated herein by reference.
(2) Form of 7.75% Senior Subordinated Notes due 2016. Previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 12, 2006, and incorporated herein by reference.
(3) Amended and Restated Supplemental Indenture regarding the Company’s 7.75% Senior Subordinated Notes due 2016, dated February 19, 2010, by and among the Company, as Issuer, and certain of its domestic subsidiaries, as Guarantors, and The Bank of New York Mellon Trust Company, National Association, as trustee. Previously filed as Exhibit 4.2.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction” is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction” is incorporated herein by reference.
     (c) Plans. Not applicable.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” and “The Offer — Source and Amount of Funds” is incorporated herein by reference.
     (b) Conditions. The information set forth in the Offer to Purchase in the section entitled “Conditions to the Offer” is incorporated herein by reference.
     (d) Borrowed Funds. The information set forth in the Offer to Purchase in the section entitled “The Offer — Source and Amount of Funds” and in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 in the section entitled “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — U.S. Credit Agreement” are incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous — Securities Ownership” is incorporated herein by reference.
     (b) Securities Transactions. None. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous — Recent Securities Transactions” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase in the sections entitled “Dealer Managers, Information Agent and Depositary” and “Solicitation and Expenses” is incorporated herein by reference. None of the Company, its management or board of directors (or committee thereof), the Dealer Managers, the information agent or the depositary is making any recommendation as to whether holders of the Convertible Notes should tender such Convertible Notes in the Offer.
Item 10. Financial Statements.
     (a) Financial Information. The Company furnishes the following financial information:

          (1) The information set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 under “Item 15(1). Financial Statements” is incorporated by reference herein.
          (2) The information set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 under “Item 1. Financial Statements” is incorporated by reference herein.
          (3) The information previously filed as Exhibit 12, “Computation of Ratio of Earnings to Fixed Charges,” to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 is incorporated by reference herein.
          (4) As of March 31, 2010, the book value per share of the Company’s common stock was $10.23.
     The Company files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. Its filings with the SEC are available to the public on the SEC’s website at www.sec.gov. Those filings are also available to the public free of charge on the Company’s corporate website at www.penskeautomotive.com; the information on the Company’s website is not a part of this Schedule TO. Any document that the Company files with the SEC may also read and copied, at SEC prescribed rates, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. Further information on the operation of the SEC’s Public Reference Room can be obtained by calling 1-800-SEC-0330.
     (b) Pro Forma Information. Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
(1)	None.

(2)	The Company is required to comply with federal and state securities laws and tender offer rules.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.
     (b) Other Material Information. None.
Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated May 6, 2010.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release dated May 6, 2010.

(b)(1)	Third Amended and Restated Credit Agreement, dated as of October 30, 2008, among the Company, DCFS USA LLC and Toyota Motor Credit Corporation. Previously filed as Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and incorporated herein by reference.

(b)(2)	First Amendment dated October 30, 2009 to Amended and Restated Credit Agreement dated as of October 30, 2008 among the Company, Toyota Motor Credit Corporation and DCFS USA

LLC, as agent. Previously filed as Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, and incorporated herein by reference.

(b)(3)	Second Amended and Restated Security Agreement dated as of September 8, 2004 among the Company, DCFS USA LLC and Toyota Motor Credit Corporation. Previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 8, 2004, and incorporated herein by reference.

(d)(1)	Amended and Restated Penske Automotive Group, Inc. 2002 Equity Compensation Plan. Previously filed as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference.

(d)(2)	Form of Restricted Stock Agreement. Previously filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, and incorporated herein by reference.

(d)(3)	Amended and Restated Penske Automotive Group, Inc. Non-Employee Director Compensation Plan. Previously filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference.

(d)(4)	Penske Automotive Group, Inc. Amended and Restated Management Incentive Plan. Previously filed as Exhibit 10.26 to the Company’s Registration Statement on Form S-1 filed on January 21, 2010, and incorporated herein by reference.

(d)(5)	Registration Rights Agreement between the Company and Penske Automotive Holdings Corp., dated as of December 22, 2000. Previously filed as Exhibit 10.26.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d)(6)	Second Amended and Restated Registration Rights Agreement among the Company, Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc., dated as of March 26, 2004. Previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 26, 2004, and incorporated herein by reference.

(d)(7)	Stockholders Agreement among Penske Automotive Holdings Corp., Penske Corporation and Mitsui & Co., Ltd. and Mitsui & Co. (USA), Inc., dated as of March 26, 2004. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 26, 2004, and incorporated herein by reference.

(d)(8)	Amended and Restated Stock Option Plan, dated as of December 10, 2003. Previously filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and incorporated herein by reference.

(d)(9)	Amended and Restated Penske Automotive Group 401(k) Savings and Retirement Plan dated as of March 3, 2009. Previously filed as Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference.

(d)(10)	Amendment No. 1 dated December 12, 2009 Amended and Restated Penske Automotive Group 401(k) Savings and Retirement Plan. Previously filed as Exhibit 10.26 to the Company’s Registration Statement on Form S-1 filed on January 21, 2010, and incorporated herein by reference.

(d)(11)	Indenture regarding the Company’s 3.5% Senior Subordinated Convertible Notes due 2026, dated as of January 31, 2006, by and among the Company, as Issuer, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, National Association (formerly The Bank of New York Trust Company, N.A.), as trustee. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 2, 2006, and incorporated herein by reference.

(d)(12)	Form of 3.5% Senior Subordinated Convertible Notes due 2026. Previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on February 2, 2006, and incorporated herein by reference.

(d)(13)	Amended and Restated Supplemental Indenture regarding the Company’s 3.5% Senior Subordinated Convertible Notes due 2026, dated as of February 19, 2010, by and among the Company, as Issuer, and certain of its domestic subsidiaries, as Guarantors, and The Bank of New York Mellon Trust Company, National Association, as trustee. Previously filed as Exhibit 4.1.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.

(d)(14)	Indenture regarding the Company’s 7.75% Senior Subordinated Notes due 2016, dated December 7, 2006, by and among the Company, as Issuer, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, National Association, as trustee. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 12, 2006, and incorporated herein by reference.

(d)(15)	Form of 7.75% Senior Subordinated Notes due 2016. Previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 12, 2006, and incorporated herein by reference.

(d)(16)	Amended and Restated Supplemental Indenture regarding the Company’s 7.75% Senior Subordinated Notes due 2016, dated February 19, 2010, by and among the Company, as Issuer, and certain of its domestic subsidiaries, as Guarantors, and The Bank of New York Mellon Trust Company, National Association, as trustee. Previously filed as Exhibit 4.2.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.

(g)	None.

(h)	None.
Item 13. Information Required by Schedule 13E-3.
     Not Applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2010	PENSKE AUTOMOTIVE GROUP, INC.
	By:	/s/ Shane M. Spradlin
Shane M. Spradlin
Executive Vice President, General Counsel & Secretary

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(i)	Offer to Purchase dated May 6, 2010.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release dated May 6, 2010.

(b)(1)	Third Amended and Restated Credit Agreement, dated as of October 30, 2008, among the Company, DCFS USA LLC and Toyota Motor Credit Corporation. Previously filed as Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and incorporated herein by reference.

(b)(2)	First Amendment dated October 30, 2009 to Amended and Restated Credit Agreement dated as of October 30, 2008 among the Company, Toyota Motor Credit Corporation and DCFS USA LLC, as agent. Previously filed as Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, and incorporated herein by reference.

(b)(3)	Second Amended and Restated Security Agreement dated as of September 8, 2004 among the Company, DCFS USA LLC and Toyota Motor Credit Corporation. Previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 8, 2004, and incorporated herein by reference.

(d)(1)	Amended and Restated Penske Automotive Group, Inc. 2002 Equity Compensation Plan. Previously filed as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference.

(d)(2)	Form of Restricted Stock Agreement. Previously filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, and incorporated herein by reference.

(d)(3)	Amended and Restated Penske Automotive Group, Inc. Non-Employee Director Compensation Plan. Previously filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference.

(d)(4)	Penske Automotive Group, Inc. Amended and Restated Management Incentive Plan. Previously filed as Exhibit 10.26 to the Company’s Registration Statement on Form S-1 filed on January 21, 2010, and incorporated herein by reference.

(d)(5)	Registration Rights Agreement between the Company and Penske Automotive Holdings Corp., dated as of December 22, 2000. Previously filed as Exhibit 10.26.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d)(6)	Second Amended and Restated Registration Rights Agreement among the Company, Mitsui & Co., Ltd. and Mitsui & Co. (U.S.A.), Inc., dated as of March 26, 2004. Previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on March 26, 2004, and incorporated herein by reference.

(d)(7)	Stockholders Agreement among Penske Automotive Holdings Corp., Penske Corporation and Mitsui & Co., Ltd. and Mitsui & Co. (USA), Inc., dated as of March 26, 2004. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 26, 2004, and incorporated herein by reference.

Exhibit
No.	Description

(d)(8)	Amended and Restated Stock Option Plan, dated as of December 10, 2003. Previously filed as Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, and incorporated herein by reference.

(d)(9)	Amended and Restated Penske Automotive Group 401(k) Savings and Retirement Plan dated as of March 3, 2009. Previously filed as Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference.

(d)(10)	Amendment No. 1 dated December 12, 2009 Amended and Restated Penske Automotive Group 401(k) Savings and Retirement Plan. Previously filed as Exhibit 10.26 to the Company’s Registration Statement on Form S-1 filed on January 21, 2010, and incorporated herein by reference.

(d)(11)	Indenture regarding the Company’s 3.5% Senior Subordinated Convertible Notes due 2026, dated as of January 31, 2006, by and among the Company, as Issuer, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, National Association (formerly The Bank of New York Trust Company, N.A.), as trustee. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 2, 2006, and incorporated herein by reference.

(d)(12)	Form of 3.5% Senior Subordinated Convertible Notes due 2026. Previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on February 2, 2006, and incorporated herein by reference.

(d)(13)	Amended and Restated Supplemental Indenture regarding the Company’s 3.5% Senior Subordinated Convertible Notes due 2026, dated as of February 19, 2010, by and among the Company, as Issuer, and certain of its domestic subsidiaries, as Guarantors, and The Bank of New York Mellon Trust Company, National Association, as trustee. Previously filed as Exhibit 4.1.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.

(d)(14)	Indenture regarding the Company’s 7.75% Senior Subordinated Notes due 2016, dated December 7, 2006, by and among the Company, as Issuer, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, National Association, as trustee. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 12, 2006, and incorporated herein by reference.

(d)(15)	Form of 7.75% Senior Subordinated Notes due 2016. Previously filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 12, 2006, and incorporated herein by reference.

(d)(16)	Amended and Restated Supplemental Indenture regarding the Company’s 7.75% Senior Subordinated Notes due 2016, dated February 19, 2010, by and among the Company, as Issuer, and certain of its domestic subsidiaries, as Guarantors, and The Bank of New York Mellon Trust Company, National Association, as trustee. Previously filed as Exhibit 4.2.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and incorporated herein by reference.

(g)	None.

(h)	None.